August 20, 2015

VIA EDGAR AND EMAIL

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Addus HomeCare Corporation

Form 10-K for the Year Ended December 31, 2014

Filed March 16, 2015

File No. 001-34504

Dear Ms. Jenkins:

This letter is submitted on behalf of Addus HomeCare Corporation (the “Company” or “Addus”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2014 as set forth in your letter to Mark Heaney dated July 23, 2015. We have provided our response to your comment noted in the letter.

For reference purposes, the text of your comment contained in your letter dated July 23, 2015 has been reproduced herein, followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2014

Addus Homecare Corporation and Subsidiaries Financial Statements

Consolidated Statements of Cash Flows, page F-6

1.	We note that you have reflected borrowings on capital lease obligations in the amount of $4,033,000 as cash flows from financing activities in your statement of cash flows for the year ended December 31, 2014. As capital lease transactions are generally non-cash in nature, please revise to eliminate these transactions from your consolidated statement of cash flows pursuant to the guidance in ASC 230-10-50-3 through 230-10-50-5 and include them in your supplemental disclosures of non-cash investing and financing activities. Alternatively, please explain why you do not believe this is required.

Response:

During late 2013 and early 2014, Addus began a build-out for its new corporate headquarters and entered into agreements with various vendors for related property and equipment. Addus independently contracted with the vendors, received the property and equipment and for the majority of the capital leases ($2,896,000 of the $4,033,000) paid the vendors directly. For the $2,896,000 where Addus paid the vendors directly, upon subsequently executing the capital lease agreements with an unrelated lessor, the lessor reimbursed Addus for the cash paid to the vendors. For the remaining $1,137,000 of the capital leases, the capital lessor paid the vendor directly. As the majority of the capital leases operated like a debt or financing arrangement, as of December 31, 2014, Addus reported the $4,033,000 as cash flows from financing activities in the Company’s Statement of Cash Flows.

Per ASC 230-10-50-5, for transactions that are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. As a result, Addus plans to prospectively adjust its Statement of Cash Flows, beginning with its Quarterly Report on Form 10-Q for the quarter ending September 30, 2015 (the “Q3 10-Q”), to reclassify the $1,137,000, for which its lessor paid the vendors directly, under supplemental disclosures of non-cash investing and financing activities. The Company continues to believe that the $2,896,000 of the capital lease as described above should remain as a financing activity due the flow of the transaction operating like a financing arrangement.

Notes to Consolidated Financial Statements, page F-7

Note 2. Discontinued Operations, page F-12

2.	We note from your disclosure on page F-12 that you sold 90% of Home Health Business in California and Illinois, with the Company retaining 10% ownership in such locations, as part of the transaction in which you sold substantially all of the assets used in your home health business for cash consideration of $20,000,000 in February 2013. We also note that you have reflected the results of such operations as discontinued operations in your financial statements for all periods presented. Given that you retained a 10% interest in the Home Health Business in California and Illinois, please explain in detail how you considered the guidance outlined in ASC 205-20-45-1, which requires that an entity have no significant continuing involvement in the operation of the component after the disposal transaction, in determining that those operations meet the criteria for treatment in discontinued operations in your consolidated financial statements. Also, please explain how you considered the guidance in ASC 205-20-55 in determining that the operations and cash flows of the Home Health Business in California and Illinois were eliminated from ongoing operations and should therefore be accounted for as discontinued operations in your financial statements. As part of your response, please explain the nature and amounts of any continuing cash flows that you receive or incur as a result of your 10% retained interest in the California and Illinois Home Health Business and indicate whether any such cash flows have been determined to be direct or indirect cash flows and your basis for such conclusions.

Response:

In order to classify a sale of a segment under discontinued operations, ASC 205-20-45-1 states that the entity will not have any significant continuing involvement in the operations of the component after the disposal transaction. As part of the sale of the Home Health Business to subsidiaries of LHC Group, Inc., the Company recorded a 10% investment ownership in the California and Illinois Home Health Business, which is classified on the Consolidated Balance Sheets as Investment in joint venture and valued at $900,000 at December 31, 2014. The management and daily operations of this joint venture is solely the responsibility of affiliates of LHC Group, Inc. The Company does not have involvement in the management, day-to-day or otherwise, of the business and has a small percentage of ownership. As a result, the Company is unable to exert significant influence over the business. The Company believes that it has met the requirements under ASC 205-20-45-1 to consider the sale of its Home Health Business under discontinued operations.

Additionally, in order to classify a sale of a segment under discontinued operations, ASC 205-20-55 requires that operations and cash flows of a disposed component are eliminated from ongoing operations. As described above, the 10% ownership of the Home Health Business in California and Illinois was recorded as an Investment in joint venture. Cash flows from this joint venture would only occur if LHC Group, Inc. declared a dividend on the investment and therefore are eliminated from ongoing operations. Furthermore, to date, the Company has not received a dividend and does not anticipate receiving a dividend in the near future. As a result, the Company also believes any cash flows from this investment would be insignificant. The Company believes it has met the requirements under ASC 205-20-55 to record the sale of its Home Health Business under discontinued operations.

Note 4. Acquisitions, page F-13

3.	We note from your disclosure on page F-13, that in connection with the acquisition of Aid & Assist during June 2014, the company recognized a liability of $1,020,000 for a contingent earn-out obligation associated with the potential obligation to pay up to $1,168,000 based on probability-weighted estimates of achievement of certain performance targets. We also note that as of December 31, 2014, the Company revalued this liability to $200,000. Please tell us and revise the notes to your financial statements to explain the nature of the changes in facts, circumstances or assumptions that resulted in the decline in this obligation from June 2014 through December 31, 2014. Refer to the disclosure requirements outline in ASC 805-30-50-4.

Response:

ASC 205-20-45-1 requires any changes in the range of outcomes (undiscounted) and the reasons for those changes be disclosed for each reporting period after the acquisition date until the entity collects, sells or otherwise loses the right to a contingent consideration asset, or until the entity settles a contingent consideration liability or the liability is cancelled or expires. While the Company disclosed the amount of valuation change, the Company agrees that it should further disclose the reasons for those changes. Beginning with the Q3 10-Q, the Company will update the language in the acquisition footnote to the following:

As of June 1, 2014, the contingent earn-out obligation was recorded at its fair value of $1,020,000, which was the present value of the Company’s obligation to pay up to $1,168,000 based on probability-weighted estimates of the achievement of certain performance targets, as defined in the earn-out agreement between the parties. As of December 31, 2014, the Company revalued this liability at $200,000. This decline in the fair value of the contingent earn-out obligation reflects the acquisition’s failure to achieve performance targets expected at the date of acquisition for 2014 and the expectation that the acquisition will fail to achieve performance targets in 2015 and 2016. A significant contributing factor to the reduction in performance expectations is attributable to the loss of a key management employee in 2014, which was not anticipated at the time of the acquisition.

Also, please explain where the decline in this obligation was reflected in your consolidated statements of operations for the year ended December 31, 2014.

Response:

The $820,000 decline in the Aid & Assist contingent earn-out obligation was recorded as revaluation of contingent consideration gain. However, as described in response to Comment 4 below, the Coordinated Home Health Care LLC contingent earn-out obligation increased by $820,000 and was recorded as a revaluation of contingent consideration loss. As these amounts offset, the net revaluation of contingent consideration is zero and therefore not disclosed on the face of the Statements of Operations.

4.	In a related matter, please also explain why the contingent earn-out obligation recognized in connection with the Coordinated Home Health Care LLC acquisition of $1,100,000 as of December 1, 2014 increase to $1,920,000 as of December 31, 2014 as disclosed on page F-15.

Response:

ASC 205-20-45-1 requires any changes in the range of outcomes (undiscounted) and the reasons for those changes be disclosed for each reporting period after the acquisition date until the entity collects, sells or otherwise loses the right to a contingent consideration asset, or until the entity settles a contingent consideration liability or the liability is cancelled or expires. While the Company disclosed the amount of valuation change, the Company agrees that it should further disclose the reasons for those changes. Beginning with the Q3 10-Q, the Company will update the language in the acquisition footnote to the following:

As of December 1, 2013, the contingent earn-out obligation was recorded at its fair value of $1,100,000, which was the present value of the Company’s obligation to pay up to $2,250,000 based on probability-weighted estimates of the achievement of certain performance targets, as defined in the earn-out agreement between the parties. As of December 31, 2014, the Company revalued this liability at $1,920,000. This increase in the fair value of the contingent earn-out obligation reflects the acquisition’s excess achievement of performance targets for the year-ended December 31, 2014 as a result of higher than anticipated rate of conversion to managed care organizations in the State of New Mexico. $1,000,000 of the liability, which was recorded as the current portion at December 31, 2014, was subsequently paid during the second quarter of 2015.

Note 8. Long-Term Debt, page F-20

5.	We note from the disclosure on page F-22 and elsewhere in your filing that your credit facility includes covenants that restrict your ability to pay dividends and other distributions. Please revise the notes to your financial statements to disclose the significant terms of these dividend restrictions. Refer to the disclosure requirements outlined in Rule 4-08(e) of Regulation S-X.

Response:

The Company agrees with the SEC’s comment and has included the additional disclosure in all SEC filings beginning with its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. The Long-Term Debt, Secured Senior Credit Facility disclosure’s last paragraph has been revised to add the language bracketed below:

The credit facility contains customary affirmative covenants regarding, among other things, the maintenance of records, compliance with laws, maintenance of permits, maintenance of insurance and property and payment of taxes. The credit facility also contains certain customary financial covenants and negative covenants that, among other things, include a requirement to maintain a minimum fixed charge coverage ratio, a requirement to stay below a maximum senior leverage ratio and a requirement to stay below a maximum permitted amount of capital expenditures, as well as restrictions on guarantees, indebtedness, liens, distributions, investments and loans, subject to customary carve outs, [a restriction on dividends (unless no default then exists or would occur as a result thereof, the Company is in pro forma compliance with the financial covenants contained in the credit facility after giving effect thereto, and the Company has an excess availability of at least 10% of the revolving credit commitment under the credit facility)], restrictions on the Company’s ability to enter into transactions other than in the ordinary course of business, a restriction on the ability to consummate more than three acquisitions in any calendar year, or for the purchase price of any one acquisition to exceed $2,000,000, in each case without the consent of the lenders, restrictions on mergers, transfers of assets, acquisitions, equipment, subsidiaries and affiliate transactions, subject to customary carve outs, and restrictions on fundamental changes and lines of business.

Thank you for your assistance regarding this matter. Please contact me directly at (630) 296-3540 with any further comments or questions you may have.

Sincerely,

/s/ Don Klink
Chief Financial Officer
Addus HomeCare Corporation

cc:	Blaise Rhodes

Division of Corporation Finance

Securities and Exchange Commission

Linda Cvrkel

Division of Corporation Finance

Securities and Exchange Commission